SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240-d-2(a)

EMPIRE RESOURCES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

29206E100

(CUSIP Number)

Rung-Kun Robert Shieh

7110 Rio Flora Place, Downey, California 90241

copies to:

Glenn Kurosaki, Esq.

Kurosaki & Parker, PC

445 South Figueroa Street, Suite 2325

Los Angeles. California 90071

213 532-8838

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29206E100

1.	Names of Reporting Persons TA CHEN (B.V.I.) HOLDINGS LTD.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 450,909

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 450,909

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,909

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.25%

14.	Type of Reporting Person CO

CUSIP No. 29206E100

1.	Names of Reporting Persons TA CHEN STAINLESS PIPE CO. LTD.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization TAIWAN, R.O.C.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 450,909(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 450,909(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,909

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.25%

14.	Type of Reporting Person CO

(1) Represents 450,909 shares held by Ta Chen (B.V.I.) Holdings LTD., a British Virgin Islands company, which is beneficially owned and controlled by Ta Chen Stainless Pipe Co. Ltd., its sole shareholder.  Ta Chen Stainless Pipe Co. Ltd. and Mr. Shieh expressly disclaim beneficial ownership of these shares.

CUSIP No. 29206E100

1.	Names of Reporting Persons MR. RUNG-KUN ROBERT SHIEH

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 450,909(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 450,909(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,909

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.25%

14.	Type of Reporting Person IN

(1) Represents 450,909 shares held by Ta Chen (B.V.I.) Holdings LTD., a British Virgin Islands company, which is beneficially owned and controlled by Ta Chen Stainless Pipe Co. Ltd., its sole shareholder.  Ta Chen Stainless Pipe Co. Ltd. and Mr. Shieh expressly disclaim beneficial ownership of these shares.

CUSIP No. 29206E100

Item 1.                                 Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”) of Empire Resources, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at One Parker Plaza, Fort Lee, New Jersey 07024.

Item 2.                                 Identity and Background.

(a)                                                         The persons filing this Statement are Mr. Rung-Kun Robert Shieh, a natural person, Ta Chen Stainless Pipe Co. Ltd, a Taiwan R.O.C. corporation (“Stainless”) and Ta Chen (B.V.I.) Holdings LTD., a British Virgin Island limited company (“TCBVIH”) (Stainless, TCBVIH and Mr. Shieh, collectively, the “Reporting Persons”).

(b)                                                         The address of Mr. Shieh is 7110 Rio Flora Place, Downey, California 90241.  Stainless’ principal office and phone number is No. 125, Sintian 2nd St., Rende Township, Tainan County 717, Taiwan, R.O.C. (886-6-2701756).  The agent for TCBVIH is PortcullisTrustnet (BVI) Limited, Portcullis Trustnet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(c)                                                          Mr. Shieh is the director of TCBVIH and General Manager of Stainless.  TCBVIH is in the business of investing in the shares of other companies and engages in stainless steel related trading.  Stainless engages in the design, manufacture, and sale of various stainless steel products primarily in Taiwan.  TCBVIH is owned and controlled by Stainless.  Stainless’ securities are traded on the Taiwan Stock Exchange.  Mr. Shieh is the beneficial owner of approximately 24% of the outstanding securities of Stainless.

(d)-(e)                                       During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                                           Mr. Shieh is a citizen of the United States.

Item 3.                                 Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 450,909 shares purchased by TCBVIH was $2,280,107.78, including brokerage commissions.  The shares were purchased with investment capital.

Item 4.                                 Purpose of Transaction.

The Reporting Persons acquired the Issuer’s Common Stock pursuant to the transactions described in Item 3 above for the purpose of obtaining or exercising control of the Issuer.  Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements that would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Although the Reporting Persons have no plan or proposal to acquire control of the Issuer, other than as disclosed herein, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.  The Reporting Persons have had conversations with management about their interest in acquiring control of the Issuer.

The Reporting Persons intend to review their acquisition of the Issuer’s Common Stock on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their acquisition of the Common Stock as they deem appropriate including, without limitation, purchasing additional Common Stock, selling some or all of their Common Stock, or changing their intention with respect to any and all matters set forth in subparagraphs (a) - (j) of this Item 4.

Item 5.                                 Interest in Securities of the Issuer.

(a)                                                         As of the date of this filing TCBVIH is the beneficial owner of 450,909 shares of the Issuer’s Common Stock.  Such shares represent 5.25% of the Issuer’s Common Stock outstanding (based on 8,584,402 of Common Stock outstanding as of May 10, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed on May 14, 2013).

(b)                                                         Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, Stainless and Mr. Shieh may be deemed to have shared voting control and investment discretion over securities owned by TCBVIH.

(c)                                                          Other than the transactions described herein, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)                                                         Not applicable.

(e)                                                          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit 1:                   Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 12, 2013

TA CHEN (B.V.I.) HOLDINGS LTD.

By:	/s/ RUNG-KUN ROBERT SHIEH
Rung-Kun Robert Shieh
Director

TA CHEN STAINLESS PIPE CO. LTD.

By:	/s/ RUNG-KUN ROBERT SHIEH
Rung-Kun Robert Shieh

/s/ RUNG-KUN ROBERT SHIEH
Rung-Kun Robert Shieh